UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated May 1, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: May 1, 2018	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies to Attend Upcoming Investor Conferences

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today announced that members of its management team will present and host investor meetings at the following investor conferences in May 2018:

Susanna Mesa, Chief Business Officer, will present at the Deutsche Bank 43rd Annual Health Care Conference in Boston, MA, on Tuesday, May 8, 2018, at 10:40 am ET.

David Schilansky, Deputy Chief Executive Officer, and Susanna Mesa, Chief Business Officer, will present at the Bank of America Merrill Lynch Health Care Conference 2018 in Las Vegas, NV, on Wednesday, May 16, 2018, at 9:20 am PT.

David Schilansky, Deputy Chief Executive Officer, will host investor meetings at the Gilbert Dupont 16th Annual Healthcare Conference on Tuesday, May 29, 2018, in Paris, France.

Susanna Mesa, Chief Business Officer, will present at the Barclays West Coast Biopharma Conference in Calistoga, CA, on Thursday, May 31, 2018, at 9:00 am PT.

Live webcasts of the Company presentations at the Deutsche Bank 43rd Annual Health Care Conference and the Bank of America Merrill Lynch Health Care Conference 2018 will be available on the Investor Relations section of the Company’s website: https://www.dbv-technologies.com/investor-relations/. Replays of the presentations will also be available on DBV’s website within three hours after the events.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and New York, NY. The Company’s ordinary shares are traded on segment A of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Raul Damas

Partner, Brunswick Group

+1-212-333-3810

DBV@brunswickgroup.com